Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2016	December 31, 2015
Assets
Current
Cash	7	$1,003	$2
Accounts receivable		129	154
Other		27	42
Deferred funding assets	3	78	63
Risk management	9	19	44
Assets held for sale	4	136	—

		1,392	305

Non-current
Deferred funding assets	3	116	168
Exploration and evaluation assets	5	198	243
Property, plant and equipment	6	3,188	5,145
Risk management	9	—	63

		3,502	5,619

Total assets		$4,894	$5,924

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$193	$380
Current portion of long-term debt	7	734	222
Decommissioning liability	8	19	21
Risk management	9	5	3
Liabilities related to assets held for sale	4	59	—

		1,010	626
Non-current
Long-term debt	7	801	1,718
Decommissioning liability	8	194	376
Risk management	9	19	—
Deferred tax liability		160	266
Other non-current liabilities		3	3

		2,187	2,989

Shareholders’ equity
Shareholders’ capital	10	8,995	8,994
Other reserves		95	92
Deficit		(6,383)	(6,151)

		2,707	2,935

Total liabilities and shareholders’ equity		$4,894	$5,924

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 4, 7 and 9)

Commitments and contingencies (Note 12)

PENN WEST SECOND QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Loss

		Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2016	2015	2016	2015
Oil and natural gas sales and other income		$184	$364	$375	$675
Royalties		(4)	(39)	(11)	(76)

		180	325	364	599
Risk management gain (loss)	9	(26)	(14)	(18)	38

		154	311	346	637

Expenses
Operating		77	153	172	315
Transportation		11	12	22	23
General and administrative		15	23	29	45
Restructuring		5	3	11	5
Share-based compensation	11	4	7	7	7
Depletion, depreciation and impairment	6	212	174	476	355
Gain on dispositions	6	(31)	(95)	(32)	(95)
Foreign exchange loss (gain)	7	(16)	(21)	(105)	153
Exploration and evaluation	5	6	—	6	—
Financing	7	41	43	81	80
Accretion	8	7	10	14	19

		331	309	681	907

Income (loss) before taxes		(177)	2	(335)	(270)

Deferred tax expense (recovery)		(45)	30	(103)	6

Net and comprehensive loss		$(132)	$(28)	$(232)	$(276)

Net loss per share
Basic		$(0.26)	$(0.06)	$(0.46)	$(0.55)
Diluted		$(0.26)	$(0.06)	$(0.46)	$(0.55)
Weighted average shares outstanding (millions)
Basic	10	502.2	502.2	502.2	501.8
Diluted	10	502.2	502.2	502.2	501.8

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

		Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	Note	2016	2015	2016	2015
Operating activities
Net loss		$(132)	$(28)	$(232)	$(276)
Depletion, depreciation and impairment	6	212	174	476	355
Gain on dispositions	6	(38)	(97)	(39)	(97)
Exploration and evaluation	5	6	—	6	—
Accretion	8	7	10	14	19
Deferred tax expense (recovery)		(45)	30	(103)	8
Share-based compensation	11	2	1	4	2
Unrealized risk management loss	9	45	52	109	75
Unrealized foreign exchange loss (gain)	7	(52)	(95)	(141)	73
Decommissioning expenditures	8	(2)	(5)	(4)	(16)
Change in non-cash working capital		(59)	(109)	(85)	(54)

		(56)	(67)	5	89

Investing activities
Capital expenditures		(1)	(64)	(19)	(255)
Property dispositions, net		1,292	411	1,325	412
Change in non-cash working capital		(14)	(65)	(46)	(143)

		1,277	282	1,260	14

Financing activities
Increase (decrease) in long-term debt	7	(127)	295	(120)	484
Repayments of senior notes	7	(180)	(495)	(180)	(580)
Realized foreign exchange loss on repayments	7	36	74	36	80
Dividends paid		—	(5)	—	(65)

		(271)	(131)	(264)	(81)

Change in cash		950	84	1,001	22
Cash, beginning of period		53	5	2	67

Cash, end of period		$1,003	$89	$1,003	$89

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(232)	(232)
Share-based compensation	11	—	4	—	4
Issue on exercise of options	10	1	(1)	—	—

Balance at June 30, 2016		$8,995	$95	$(6,383)	$2,707

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(276)	(276)
Share-based compensation	11	—	2	—	2
Issued to dividend reinvestment plan	10	10	—	—	10
Dividends declared	10	—	—	(10)	(10)

Balance at June 30, 2015		$8,993	$91	$(3,776)	$5,308

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2015.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on August 3, 2016.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	June 30, 2016	December 31, 2015
Peace River Oil Partnership	$112	$149
Cordova Joint Venture	82	82

Total	$194	$231

Current portion	$78	$63
Long-term portion	116	168

Total	$194	$231

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	June 30, 2016	December 31, 2015
Assets held for sale
Working capital	$8	$—
Property, plant and equipment	128	—

	$136	$—

Liabilities related to assets held for sale
Working capital	$5	$—
Decommissioning liability	54	—

	$59	$—

At June 30, 2016, the Company had potential sale transactions that were close to completion which resulted in the associated assets and liabilities with these properties being classified as held for sale. In July 2016, subsequent to the end of the second quarter, the Company signed definitive sales agreements on these transactions with total proceeds of $75 million, subject to closing adjustments, and associated average production of approximately 6,000 boe per day. Penn West anticipates closing these dispositions prior to the end of the third quarter of 2016.

On June 30, 2016, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a PP&E impairment loss of $81 million ($111 million before-tax). The impairment expense has been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

5. Exploration and evaluation (“E&E”) assets

	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$243	$505
Capital expenditures	—	10
Expense	(6)	(7)
Impairment	(38)	(252)
Transfers to PP&E	(1)	(13)

Balance, end of period	$198	$243

In March 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded a $27 million E&E impairment ($38 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

6. Property, plant and equipment (“PP&E”)

Cost	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$16,210	$17,456
Capital expenditures	19	460
Joint venture, carried capital	18	31
Acquisitions	—	7
Dispositions	(4,467)	(1,539)
Transfers from E&E	1	13
Transfers to assets held for sale	(736)	—
SR&ED tax credits	(3)	(29)
Net decommissioning dispositions	(140)	(189)

Balance, end of period	$10,902	$16,210

Accumulated depletion and depreciation	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$11,065	$9,550
Depletion and depreciation	233	667
Impairments	205	1,700
Transfers to assets held for sale	(608)	—
Dispositions	(3,181)	(852)

Balance, end of period	$7,714	$11,065

Net book value	June 30, 2016	December 31, 2015
Total	$3,188	$5,145

The Company made significant progress on its asset disposition initiatives in the second quarter of 2016 as it closed its Saskatchewan Viking disposition in June for total proceeds of approximately $975 million, subject to closing adjustments, and its Slave Point properties located in Northern Alberta in April for total proceeds of approximately $148 million, subject to closing adjustments. Additionally a number of minor, non-core property dispositions were closed during the quarter. In 2016, Penn West recorded gains on dispositions of $32 million (2015 - $95 million gain), which included $7 million of transaction costs, primarily related to advisory fees (2015 - $2 million).

As outlined in Note 4, during the second quarter of 2016, the Company recorded $81 million of PP&E impairment ($111 million before-tax) as a result of classifying certain assets as assets held for sale. This value was based on the proceeds from signed sales agreements that the Company entered into during July 2016.

In March 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded a $69 million PP&E impairment ($94 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

Impairments have been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		June 30, 2016	December 31, 2015
2007 Notes	US$194	2017 – 2022	7.36%		$250	$268
2008 Notes	US$216, CAD$30	2018 – 2020	7.80%		308	492
UK Notes	£34	2018	6.95	% (2)	59	71
2009 Notes	US$42 (3), £14, €6	2017 – 2019	10.13	%(4)	87	126
2010 Q1 Notes	US$148	2017 – 2025	7.18%		191	205
2010 Q4 Notes	US$121, CAD$27	2017 – 2025	6.44%		184	195
2011 Notes	US$76, CAD$16	2016 – 2021	5.99%		114	121

Total senior secured notes					1,193	1,478
Syndicated bank facility advances					342	462

Total long-term debt					$1,535	$1,940

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 9).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.65 percent and 10.72 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 9).

During the second quarter of 2016, Penn West repaid senior notes in an aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. There were no senior note issuances in either 2016 or 2015.

In June 2016, upon the close of the Company’s Saskatchewan Viking disposition, the Company offered the $967 million of net proceeds received from this disposition for prepayment of outstanding senior notes and repayment of indebtedness on the Company’s syndicated bank facility on a pro rata basis. The offer was fully accepted and the pro rata syndicated bank facility allocation of $340 million was repaid in late June 2016. The remaining $627 million was subsequently prepaid in July 2016 to holders of the Company’s senior notes at face values of US$416 million, $38 million, £25 million and €3 million. At June 30, 2016, the Company had $374 million of additional cash on hand that may be offered as a pre-payment to its lenders in the future.

The split between current and non-current long-term debt is as follows:

	June 30, 2016	December 31, 2015
Current portion	$734	$222
Long-term portion	801	1,718

Total	$1,535	$1,940

Additional information on Penn West’s senior notes is as follows:

	June 30, 2016	December 31, 2015
Weighted average remaining life (years)	3.0	3.1
Weighted average interest rate (1)	7.4%	7.6%

(1)	Includes the effect of cross currency swaps (refer to Note 9).

At June 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At June 30, 2016, the Company had $839 million of unused credit capacity available.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At June 30, 2016, 22 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $19 million were outstanding on June 30, 2016 (December 31, 2015 – $49 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet. The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Realized foreign exchange loss on debt maturities	$(36)	$(30)	$(36)	$(36)
Realized foreign exchange loss on debt pre-payments	—	(44)	—	(44)
Unrealized foreign exchange gain (loss)	52	95	141	(73)

Foreign exchange gain (loss)	$16	$21	$105	$(153)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and Senior Debt and Total Debt to Capitalization, as more specifically defined in the applicable lending agreements. At June 30, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.1 billion in asset dispositions with $1.8 billion of these proceeds used for debt prepayments to its noteholders and syndicated bank facility. The Company continues to hold $374 million of cash from disposition proceeds that may be offered as a pre-payment to its lenders in the future. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2015 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (December 31, 2015 – 7.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	June 30, 2016	December 31, 2015
Current portion	$19	$21
Long-term portion	194	376

Total	$213	$397

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$397	$585
Net liabilities disposed (1)	(129)	(61)
Decrease in liability due to change in estimate	(11)	(128)
Liabilities settled	(4)	(36)
Transfers to liabilities for assets held for sale	(54)	—
Accretion charges	14	37

Balance, end of period	$213	$397

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

9. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At June 30, 2016, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.1 billion (December 31, 2015 – $1.4 billion) compared to the carrying value of $1.2 billion (December 31, 2015 – $1.5 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at June 30, 2016 and December 31, 2015, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$104	$114
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(36)	13
Electricity swaps	2	6
Foreign exchange forwards	(47)	(47)
Cross currency swaps	(28)	18

Total fair value, end of period	$(5)	$104

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Penn West had the following financial instruments outstanding as at June 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Jul/16 – Dec/16	$ 3.05/mcf	$2
AECO Swaps	4,700 mcf/d	Jul/16 – Dec/16	$ 2.69/mcf	—

Crude Oil
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$ 66.05/bbl	—
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$ 67.05/bbl	—
WTI Swaps	5,000 bbl/d	Jul/16 – Dec/16	$ 72.08/bbl	8
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1

Electricity swaps
Alberta Power Pool	25 MW	Jul/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
Short-term (< 1 year)	US$ 416	2016	1.299 CAD/USD	(3)
3 to 15-year initial term	US$ 25	2017	1.000 CAD/USD	7

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(5)

Based on June 30, 2016 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $2 million and a $0.10 change in the price per mcf of natural gas would have an insignificant impact on pre-tax unrealized risk management.

Subsequent to June 30, 2016, the Company entered into additional AECO natural gas hedges as follows:

•	17,100 mcf per day of production in the first quarter of 2017 at $3.02 per mcf,

•	15,200 mcf per day of production in the second quarter of 2017 at $2.73 per mcf,

•	13,300 mcf per day of production in the third quarter of 2017 at $2.74 per mcf,

•	11,400 mcf per day of production in the fourth quarter of 2017 at $2.99 per mcf, and

•	3,800 mcf per day of production in the year of 2018 at $2.89 per mcf.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

The components of risk management on the Statement of Loss are as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Realized
Settlement of commodity contracts/assignment	$25	$(4)	$63	$7
Monetization of commodity contracts	—	—	2	18
Settlement of foreign exchange contracts	(6)	23	(6)	25
Monetization of foreign exchange contracts	—	19	32	63

Total realized risk management gain	19	38	91	113

Unrealized
Commodity contracts	(33)	(17)	(35)	(42)
Electricity swaps	1	11	2	7
Crude oil assignment	—	(4)	(1)	(7)
Foreign exchange contracts	(1)	(49)	(47)	(43)
Cross-currency swaps	(12)	7	(28)	10

Total unrealized risk management loss	(45)	(52)	(109)	(75)

Risk management gain (loss)	$(26)	$(14)	$(18)	$38

Operating costs for the second quarter of 2016 included a realized loss of $2 million (2015 – $1 million gain) and for the six months ended June 30, 2016 included a realized loss of $4 million (2015 – $4 million loss) on electricity contracts.

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes. At June 30, 2016, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$416	2016	1.299 CAD/USD
Buy US$25	2017	1.000 CAD/USD

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans (1)	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	8,994
Issued on exercise of equity compensation plans (1)	—	1
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, June 30, 2016	502,162,988	$8,995

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2016	2015	2016	2015
Basic and Diluted	502.2	502.2	502.2	501.8

For the second quarter of 2016, 12.0 million shares (2015 – 17.4 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first six months of 2016, 12.0 million shares (2015 – 17.4 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers.

Under the terms of the plan, at June 30, 2016, the number of options reserved for issuance under the Option Plan shall not exceed 4.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

	Six months ended June 30, 2016		Year ended December 31, 2015
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,595,728	$10.21	14,460,158	$13.91
Granted	3,534,450	1.20	5,122,600	1.85
Forfeited/ Expired	(2,138,603)	17.96	(8,987,030)	11.39

Outstanding, end of period	11,991,575	$6.17	10,595,728	$10.21

Exercisable, end of period	4,373,613	$11.18	3,907,426	$17.21

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Six months ended June 30
	2016	2015
Average fair value of options granted (per share)	$0.54	$0.63
Expected life of options (years)	4.0	4.0
Expected volatility (average)	61.0%	43.6%
Risk-free rate of return (average)	0.6%	0.6%
Dividend yield	nil	2.0%

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period. In March 2016, the Board approved that the consideration can now be paid in either cash or shares at their discretion on new grants. The Company believes that future consideration will be in the form of shares purchased on the open market at prevailing market prices. Consideration on all previous grants prior to March 2016 will continue to be paid in cash.

If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date. If the consideration is provided in shares, each outstanding RSU would be exchanged for one common share.

As consideration can now be in the form of cash or shares, all grants subsequent to March 2016 will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Six months ended June 30, 2016	Year ended December 31, 2015
Outstanding, beginning of period	6,325,954	3,166,476
Granted	11,342,200	9,156,290
Vested	(2,219,074)	(1,281,077)
Forfeited	(1,303,260)	(4,715,735)

Outstanding, end of period	14,145,820	6,325,954

Outstanding – liability method	3,092,210	6,325,954
Outstanding – equity method	11,053,610	—

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

The fair value of the RSU plan units under the equity method used the following weighted average assumptions:

	Six months ended June 30
	2016	2015
Average fair value of units granted (per unit)	$1.20	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	19.0%	—

At June 30, 2016, RSU plan obligations of $2 million were classified as a current liability (December 31, 2015 – $3 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2015 – $2 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU plan. At June 30, 2016, 654,206 DSUs (December 31, 2015 – 457,398) were outstanding and $1 million was recorded as a current liability (December 31, 2015 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Six months ended June 30, 2016	Year ended December 31, 2015
Outstanding, beginning of period	1,622,881	771,020
Granted	2,316,000	1,483,000
Vested	(129,881)	(294,567)
Forfeited	—	(336,572)

Outstanding, end of period	3,809,000	1,622,881

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At June 30, 2016, $2 million was classified as a non-current liability (December 31, 2015 – $1 million) and included in other non-current liabilities.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (RSU’s granted after March 2016), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan on units granted prior to March 2016, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2016	2015
Options	$1	$2
RSU plan – liability method	2	4
RSU plan – equity method	3	—
PSU	1	1

Share-based compensation	$7	$7

The share price used in the fair value calculation of the RSU plan liability method, PSU and DSU obligations at June 30, 2016 was $1.80 (June 30, 2015 – $2.15). Share-based compensation related to the DSU was insignificant in both periods.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, yet remain subject to certain conditions, particularly that the number of class members who “opt out”, or exclude themselves, from the Canadian settlement must not exceed a specified threshold. There can be no assurance that such threshold will not be exceeded. Prospective class members who wish to opt out of the settlement must do so no later than September 1, 2016.

PENN WEST SECOND QUARTER 2016	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17